File No. 70-7888

(Request to Re-authorize Money Pool)

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

POST-EFFECTIVE AMENDMENT NO. 19

FORM U-1

APPLICATION / DECLARATION

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 21740

Allegheny Energy Service Corp.
800 Cabin Hill Drive
Greensburg, PA 15601

Allegheny Generating Company
10435 Downsville Pike

Hagerstown, MD 21740

Monongahela Power Company
1310 Fairmont Avenue
Fairmont, WV 26554

The Potomac Edison Company
10435 Downsville Pike
Hagerstown, MD 21740

West Penn Power Company
800 Cabin Hill Drive
Greensburg, PA 15601

(Name of company or companies filing this statement and addresses of principal executive offices)
Allegheny Energy, Inc.

(Name of top registered holding company parent of each applicant or declarant)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:

Thomas K. Henderson, Esq. Vice President and General Counsel Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740	Anthony Wilson, Esq. Senior Counsel Allegheny Energy Service Corporation 10435 Downsville Pike Hagerstown, MD 21740	Carol G. Russ, Esq. Senior Counsel Allegheny Energy Service Corporation 800 Cabin Hill Drive Greensburg, PA 15601

Table of Contents
Item 1 Item 2 Item 3 Item 4 Item 5 Item 6 Item 7

Description of Proposed Transactions

Fees, Commissions and Expenses

Applicable Statutory Provisions

Regulatory Approval

Procedure

Exhibits and Financial Statements

Information as to Environmental Effects

Signature

3 7 8 8 8 9 9 10

Item 1. Description of Proposed Transactions

          Now comes Allegheny Energy, Inc. ("Allegheny"), Hagerstown, Maryland, a registered holding company, together with its wholly-owned public-utility subsidiary companies, Monongahela Power Company ("Monongahela"), Fairmont, West Virginia; The Potomac Edison Company ("Potomac Edison"), Hagerstown, Maryland; and West Penn Power Company ("West Penn"), Greensburg, Pennsylvania; and Allegheny Generating Company (AGC), Hagerstown, Maryland, a wholly-owned electric generating subsidiary of Monongahela and Allegheny Energy Supply Company, LLC, a wholly-owned subsidiary of Allegheny, Allegheny Energy Service Corporation ("AESC") (collectively "Applicants") seek authorization, through December 31, 2001 to December 31, 2006 for the continuation of: (a) short-term financing programs previously authorized; and (b) the continuation of the Money Pool. The transactions proposed herein fall within Sections 6, 7, 12(d), 12(f), and 13 of the Act, and Rules 45, 53 and 54 under the Act.

A. Short-Term Debt Programs

          In a series of orders issued in File No. 70-7888, dated January 29, 1992, February 28, 1992, July 14, 1992, November 5, 1993, November 28, 1995, April 18, 1996, December 23, 1997, May 19, 1999, and October 8, 1999 (Holding Co. Act Release Nos. 25462, 25481, 25581, 25919, 26418, 26506, 26804, 27030, and 27084 ("Prior Orders"), among other things, the Allegheny system companies were authorized to establish and participate in a Money Pool. Subject to the terms and conditions set forth in the Prior Orders, the applicants request authority to continue the aforementioned programs through the end of 2006. Allegheny, Monongahela, Potomac Edison, West Penn, and AGC hereby request authorization from December 31, 2001 to December 31, 2006, to the extent necessary to cover the issuance of short-term debt in aggregate amounts not to exceed the following amounts outstanding at any one time for each of the following Applicants:

Allegheny Monongahela Potomac Edison West Penn AGC	$750 Million $106 Million $130 Million $182 Million $100 Million
(1) Bank Lines of Credit
Allegheny and its affiliates, Monongahela, Potomac Edison, West Penn, and AGC, have established bank lines of credit for short-term borrowings as follows:

             Chase Manhattan Bank
             New York, NY

             Citibank, N.A.
             New York, NY

             Pittsburgh National Bank
             Pittsburgh, PA

             Bank of America
             Charlotte, NC

             Mellon Bank
             Pittsburgh, PA

             Suntrust
             New York, NY

             The Bank of Nova Scotia
             New York, NY

             Huntington Bank
             Charleston, WV

             Southwest Bank
             Greensburg, PA

             BB&T
             Fairmont, WV

             National City
             Pittsburgh, PA

             Hagerstown Trust
             Hagerstown, MD

             Total

$ 30 million* $ 70 million* $ 50 million* $ 40 million* $ 70 million*[1] $ 20 million* $ 50 million* $ 10 million $ 10 million $ 10 million $ 25 million* $ 25 million* $410 million

*Lines available to AGC, totaling $340 million of the $410 million.
[1]Only $30 million available to AGC.

          Allegheny and its affiliates have agreed to pay for each of the lines of credit above with an annual cash fee no greater than 10 basis points on all or the balance of the line of credit.

(2) Notes to Banks and Commercial Paper

          Allegheny, Monongahela, Potomac Edison, West Penn, and AGC each propose to borrow short-term funds through the issuance of notes to banks and dealers in commercial paper in aggregate amounts not to exceed the following amounts outstanding at any one time:

Allegheny Monongahela Potomac Edison West Penn AGC	$750 Million $106 Million $130 Million $182 Million $100 Million

         A.  Money Pool

         Applicants hereby seek to continue the Allegheny Power System Money Pool from December 31, 2001 to December 31, 2006. The operation of the Money Pool is designed to match, on a daily basis, the available cash and short-term borrowing requirements of the Applicants, thereby minimizing the need for short-term borrowings to be made by the Applicants from external sources. Allegheny is a participant in the Money Pool only insofar as it has funds available for lending through the Money Pool. Allegheny may not borrow from the Money Pool. AGC will be allowed to borrow from, but not invest in, the Money Pool. Applicants are filing the Allegheny Energy System Money Pool Agreement as Exhibit B hereto.

         Applicants believe that the cost of the proposed borrowings through the Money Pool will generally be more favorable to the borrowing participants than the comparable cost of external short-term borrowings, and the yield to the participants contributing available funds to the Pool will generally be higher than the typical yield on short-term investments.

     B.  Borrowings

          Applicants propose to issue notes and commercial paper from time-to-time prior to December 31, 2006 provided that no such notes or commercial paper shall mature after June 30, 2007.

          Each note payable to a bank will be dated as of the date of the borrowing which it evidences, will mature not more than two hundred-seventy (270) days after the date of issuance or renewal thereof, will bear interest at a mutually agreed upon rate, provided that the effective rate for any 30-day period, on an annualized basis, will not exceed prime plus 2 percentage points and may or may not have prepayment privileges. Each note payable shall have such other terms and be subject to such other conditions as are set forth in the initial Application or Declaration at file number 70-7888. It is estimated that the maximum aggregate amount of any short-term borrowings on behalf of Allegheny and its affiliates (including AGC) at any one time outstanding, when taken together with any commercial paper then outstanding and funds borrowed by such affiliates under the Money Pool, will not be in excess of $1.3 million.

          The commercial paper will be in the form of promissory notes and will be of varying maturities, with no maturity more than 270 days after the date of issue. The commercial paper shall have such other terms and be subject to such other conditions as are set forth in the initial Application or Declaration at file number 70-7888.

          Applicants hereby request authority to continue to file Certificates under Rule 24 with respect to the issuance and sale of short-term debt hereafter consummated pursuant to this Application or Declaration on a semiannual basis.

     C.  Application of Proceeds

          Allegheny may use the proceeds of its proposed short-term borrowings to acquire common stock of its subsidiaries and for other general corporate purposes including the financing of construction and property acquisitions. Allegheny may also make capital contributions to its direct and advances to its indirect subsidiaries or other types of loans to its subsidiaries. Additionally, Allegheny may use the proceeds of such proposed borrowings to purchase shares of Allegheny common stock in order to fund its Dividend Reinvestment and Stock Purchase Plan and Employee Stock Option and Stock Purchase Plan in lieu of issuing additional new shares of common stock pursuant to such plans.

          Monongahela, Potomac Edison, and West Penn will each use the proceeds of their proposed short-term borrowings to operate their respective business as an electric utility company, including the financing of construction and property acquisitions. AGC will use the proceeds of its proposed short-term borrowings to operate its business as an electric generating company, including the financing of construction projects.

          Except as described herein, no associate company or affiliate of the Applicants or any affiliate of any such associate company has any material interest, directly or indirectly, in the proposed transactions.

     D.  Rule 54

          Rule 53 limits the use of proceeds from the issuance of any securities (including any guarantees) by a registered holding company to finance investments in any EWG, as defined in Section 32 of the Act, and Rule 54 provides that, in determining whether to approve any transaction that does not relate to an EWG or FUCO, as defined in Section 33, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary that is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

          Allegheny is in compliance with all requirements of Rule 53(a). Allegheny's aggregate investment (as defined in Rule 53(a)(1)(i) in all EWGs and FUCOs at June 30, 2001 was approximately $460 million, or about 48% of Allegheny's consolidated retained earnings of $965 million for the four quarters ended June 30, 2001 as defined in Rule 53(a)(1)(ii). In addition, Allegheny has complied and will comply with the record-keeping requirements of Rule 53(a)(2), the employee limitation under Rule 53(a)(3), and the limitation under Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Finally, none of the circumstances described in Rule 53(b) has occurred or is continuing. Accordingly, Rule 53(c) is by its terms inapplicable to the transactions proposed herein that do not involve the issue and sale of securities (including guarantees) to finance an acquisition of an EWG or FUCO. To the extent that transactions proposed herein do involve the issue and sale of securities to finance an acquisition of an EWG or FUCO, the conditions of Rule 53(c) have been addressed in detail above.

         In File No. 9897 (filed June 12, 2001) Allegheny has pending before this Commission an application to modify the Rule 53 limitation, if the Applicants' request herein to permit Allegheny to increase its "aggregate investment" in EWGs and FUCOs is granted, it is likely that the conditions of Rule 53(a)(1) will not be met. However, even if the Commission were to take into account the effect of the capitalization and earnings of EWGs and FUCOs in which Allegheny has invested, it would have no basis for denying the transactions proposed herein. As explained in detail in that filing, such prior investments and the proposed future investments being requested by Allegheny herein will not have a substantial adverse impact on the financial integrity of Allegheny or an adverse impact on any Operating Company, its customers or an the ability of any State Commission to protect such subsidiary or customers.

         Attached hereto as Exhibit FS-3, Capital Structure Analysis Charts, are charts analyzing the pro forma consolidated capital structure of the Applicants as of June 30, 2001.[2] Exhibit FS-3 illustrates that when this Transaction and certain related transactions proposed by the Applicants and pending before this Commission are consummated, Applicants will be in compliance with the Commission's policy requiring a debt to common stock equity ratio of 70/30 on a consolidated basis.[3]

Item 2.  Fees, Commissions and Expenses

:
          None, other than (i) ordinary expenses not over $500 in connection with the preparation of this Application or Declaration, and (ii) in connection with the issuance and sale of commercial paper, if any, standard rating fees aggregating approximately $350,000 annually for Allegheny, Monongahela, Potomac Edison, West Penn, and AGC, as well as the discount to the dealer referred to in Item 1 above.

          None of such fees, commissions or expenses are to be paid to any associate company or affiliate of the Applicants or any affiliate of any such associate company except for legal, financial and other services to be performed at cost by AESC.

2 See Exhibit FS-4, Capital Structure Analysis Charts.
3 Id.

Item 3.  Applicable Statutory Provisions

:
          Short-term borrowings by APS and its affiliates are subject to Sections 6 and 7 of the Public Utility Holding Company Act of 1935 (the "Act"). Borrowings from the Pool are subject to the requirements of Sections 6, 7, 9(a), 10 and 12 of the Act and Rules 43 and 45 thereunder. Loans to the Pool are subject to the requirements of Sections 9(a), 10 and 12 of the Act, but are exempted from Rule 45(a) pursuant to paragraph (b)(1) of Rule 45. Investments of funds by the Pool are subject to Sections 9(a) and 10 of the Act.

Item 4.  Regulatory Approval

          Other than this Commission, no state commission and no other federal agency other than this Commission has jurisdiction over the transactions proposed herein.

Item 5.  Procedure:

          It is requested, pursuant to Rule 23(c) of the Rules and Regulations of the Commission, that the Commissions' Order permitting this application or declaration to become effective be issued on or before December 19, 2001. Applicants waive any recommended decision by hearing officer or by any other responsible officer of the Commission and waive the 30-day waiting period between the issuance of the Commission's Order and the date it is to become effective since it is desired that the Commission's Order, when issued, become effective forthwith. Applicants consent to the office of Public Utility Regulation assisting in the preparation of the Commission's decision and/or Order in this matter unless the Office opposes the matter covered by this application or declaration.

Item 6.  Exhibits and Financial Statements

:
          (a)     Exhibits

           F          Opinion of Counsel (filed August 17, 2001)

           H          Form of Notice (to be filed by amendment)

.

           FS-1     Balance sheet, per books and pro forma for Allegheny Energy, Inc.,
                        Monongahela Power, Potomac Edison, West Penn Power, and Allegheny
                        Generating Company (to be filed confidentially on Form SE)

           FS-2     Statement of income and retained earnings, per books and pro forma for                         Allegheny Energy, Inc., Monongahela Power, Potomac Edison, West Penn                         Power, and Allegheny Generating Company (to be filed confidentially on                         Form SE)

Item 7.  Information as to Environmental Effects

          (a)     For the reasons set forth in Item 1 above, the authorization applied for herein does not require major federal action significantly affecting the quality of the human environment for purposes of Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4232(2)(C)).

          (b)     Not applicable.

SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

ALLEGHENY ENERGY SERVICE CORPORATION
ALLEGHENY ENERGY, INC.
ALLEGHENY GENERATING COMPANY
THE POTOMAC EDISON COMPANY
MONONGAHELA POWER COMANY
WEST PENN POWER COMPANY

/s/ THOMAS K. HENDERSON

     Thomas K. Henderson

Dated August 16, 2001